Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2012	2011	2012	2011
Excluding interest on deposits (1)
Income before income taxes	$182,126	250,402	332,230	461,361
Fixed charges, excluding preferred dividends and capitalized interest	-	-	-	-
Earnings	$182,126	250,402	332,230	461,361
Interest	$-	-	-	-
One-third of rents	-	-	-	-
Preferred dividends	48,148	46,006	97,734	91,953
Capitalized interest	-	-	-	-
Fixed charges	$48,148	46,006	97,734	91,953
Consolidated ratios of earnings to fixed charges (2)	3.78	5.44	3.40	5.02

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.